Exhibit 99.1

Alpha Tau and Tolmar Announce Strategic Collaboration to Bring Alpha DaRT® Therapy to U.S. Urological Cancer Patients

- Joint partnership leverages Alpha Tau’s highly potent, localized alpha-radiation technology and Tolmar’s commercial leadership to transform the U.S. uro-oncology landscape

- Collaboration elevates prostate cancer as a core strategic focus, backed by Tolmar’s initial

$15M manufacturing investment, $20M equity infusion at $11.99 per share (25% premium to 30-day VWAP),

and up to $161.5M in clinical, regulatory and commercial milestones for the first indication

- Agreement grants Tolmar exclusive U.S. commercialization rights for prostate cancer, with an option to expand into bladder cancer subject to additional payments

- Alpha Tau to manufacture Alpha DaRT for Tolmar’s commercialization, to be sold to Tolmar at

60% of the onward net sales price, subject to certain adjustments

JERUSALEM and DUBLIN, June 3, 2026 -- Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW), developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, and Tolmar International Ltd., one of the strongest commercial players in the U.S. urology, oncology, endocrinology and pediatric endocrinology markets, today announced a strategic collaboration agreement to develop and commercialize Alpha DaRT for the treatment of prostate cancer in the United States.

According to the American Cancer Society, prostate cancer is the second-leading cause of cancer death in American men, behind only lung cancer, with over 330,000 new cases expected this year and about 1 in 44 men dying from the disease. More than half of men who undergo a radical prostatectomy experience long-term complications, including erectile dysfunction and urinary incontinence, highlighting the need for new alternatives that may potentially avoid such surgeries.

Through the collaboration, Tolmar will hold exclusive rights to commercialize Alpha DaRT in the United States for prostate cancer indications for a term that is expected to extend for 20 years from first commercial sale, subject to the terms and conditions of the Collaboration Agreement. Tolmar also holds an option, exercisable upon achievement of specified clinical criteria, to expand commercially into bladder cancer in the United States.

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) represents a paradigm shift in the treatment of solid tumors. While traditional radiation therapies face limitations of efficacy and focused targeted delivery, Alpha DaRT is designed to deliver highly potent and conformal therapy directly inside the tumor, by means of recoiling radioisotopes that release alpha particles with high energy and short diffusion. Alpha DaRT therefore has the potential to destroy cancer cells with precision and spare the surrounding healthy tissue, offering patients a new and highly localized treatment modality to maximize their quality of life.

Alpha Tau Chief Executive Officer, Uzi Sofer, remarked, “Our clinical exploration of prostate cancer is already well underway, having treated patients in Israel and secured an IDE from the FDA for a U.S. trial. Working alongside Tolmar, a top commercial leader with a keen understanding of this market, unlocks a vital channel with the potential to reach tens of thousands of patients per year in this first urological indication alone. Alongside our core clinical programs to date in glioblastoma, pancreatic cancer, and squamous cell carcinoma, expanding into prostate cancer allows us to extend the reach of our platform technology exponentially and builds upon our deep commitment to advancing innovative therapies across multiple oncology settings. This partnership will also spur additional expansion of our U.S. manufacturing capacity, advancing our commitment to deliver this groundbreaking science to patients as quickly as possible.”

“Alpha DaRT represents a meaningful advancement in oncology, with the potential to make a significant difference for patients facing prostate cancer," said Anil D’Souza, Chief Executive Officer of Tolmar. "By combining innovative science with Tolmar’s proven capabilities and deep experience supporting providers, we are focused on expanding access to new treatment options for patients and the clinicians who care for them. Throughout our extensive due diligence of Alpha Tau, we were consistently impressed with Uzi and the talent of the Alpha Tau leadership team, thinking strategically through all aspects of this unique therapy, from manufacturing to supply chain, and into clinical settings, as we were increasingly convinced of the promise of the technology, the market opportunity, and the commercial prospects. Together, we are mobilized to work to accelerate its development and bring this therapy to patients across the United States as efficiently as possible.”

Tolmar Chief Medical Officer, Anjan Chatterjee, MD, MPH, MBA, added, “From a clinical perspective, Alpha DaRT’s localized mechanism of action is incredibly promising for urological oncology. For clinicians treating prostate cancer, the ability to deliver potent alpha-radiation precisely to the tumor while minimizing radiation-induced damage to nearby healthy tissue (off-target activity) can address a profound unmet medical need. We are eager to collaborate with Alpha Tau's medical team to advance the U.S. clinical development program and bring this solution to patients and their physicians in the oncology community.”

Alpha Tau Chief Financial Officer, Raphi Levy, commented, “We are very excited about the potential for this collaboration. We have long identified the prostate cancer market as compelling, and with our concentration also on other cancers, we stand to benefit greatly from Tolmar’s focus and deep industry expertise in this sector, and we will be excellently positioned towards introducing a much-needed therapy in a seamless and integrated fashion. It has been a pleasure working with Tolmar to get to this moment, though we know the work is only just beginning.”

Key Terms of the Collaboration

Tolmar will hold exclusive rights to commercialize Alpha DaRT in the United States for prostate cancer indications for a term that is expected to extend for 20 years from first commercial sale, subject to the terms and conditions of the Collaboration Agreement. Tolmar also holds an option to expand the agreement to include bladder cancer commercialization in the U.S., exercisable upon achievement of specified clinical criteria.

Alpha Tau will lead clinical development of the Alpha DaRT for these indications, working in close collaboration with Tolmar and subject to joint governance under the collaboration agreement. Alpha Tau will be responsible for manufacturing and supply of the product, while Tolmar will have full responsibility and control over commercialization, including pricing, customer engagement, and sales execution in the United States. The supply price to Tolmar is based on a percentage of net sales (set at 60%, subject to certain adjustments as defined in the Supply Agreement).

At closing, Tolmar will make a $20M equity investment in Alpha Tau at $11.99 a share, a 25% premium to the 30-trading day volume-weighted average price (VWAP) prior to signature, and will pay $15M towards the construction of a new Alpha DaRT production facility in the U.S. Certain payments have also been agreed for future clinical development and U.S. regulatory approval work, which total up to $96.5M in development and regulatory milestone payments for the initial indication, and up to $65M in commercial milestone payments, subject to achievement of specified milestones.

Should Tolmar exercise the U.S. bladder cancer option, Tolmar will invest another $5M at a 25% premium to the then-prevailing 30-trading day VWAP and pay an additional $5M for expanded manufacturing capacity, as well as similar payments of up to $96.5M for future clinical development and U.S. regulatory approval work for the first bladder cancer indication to be pursued jointly by the parties.

Under the terms of the agreement, Tolmar receives a right of first negotiation on new Alpha Tau products for U.S. urological cancers covered by the agreement, as well as a right of first negotiation for certain additional products and geographic opportunities, as specified in the Collaboration Agreement. Alpha Tau retains all rights to Alpha DaRT outside of the prostate and bladder markets in the U.S., as well as all global rights outside the U.S.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Tolmar

Founded in 2007, Tolmar is a specialty pharmaceutical company focused on developing and commercializing products that address unmet needs in urology, oncology, endocrinology and pediatric endocrinology. Driven by a passion for advancing patient care and improving outcomes, Tolmar is committed to supporting healthcare providers with the education, tools, and therapies needed to deliver high-quality, evidence-based care. Guided by core values rooted in accountability, ethical conduct, continuous improvement, and a deep commitment to people, Tolmar operates with a proactive and agile approach to innovation and partnership. To date, the company has produced 22 marketed products supported by five New Drug Applications (NDAs) and 17 Abbreviated New Drug Applications (ANDAs) across its key therapeutic areas.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to the Alpha DaRT treatment, including feasibility and go to market process, and other expectations, beliefs, plans, including with respect to clinical trials, regulatory approvals and market entry, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Alpha Tau Investor Relations Contact:

IR@alphatau.com

Tolmar Media Relations Contact:

media@tolmar.com

or

Glenn Silver
glenn.silver@finnpartners.com
(973) 818-8198

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